

May 28, 2015

David Harrell
Chief Executive Officer
OptimizeRx Corp.
400 Water Street, Suite 200
Rochester, MI 48307

> **Re:** **OptimizeRx Corp.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2015**
> **File No. 333-203820**

Dear Mr. Harrell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financials in your next amendment in accordance with Article 8-08 of Regulation S-X.

2. It appears that you are registering for resale shares of common stock to be issued upon the satisfaction of certain contingencies specified in the advisory agreement with Merriman Capital, Inc. In order to register the resale of securities prior to their issuance, the Section 4(2) exempt sale of the common stock to Merriman Capital, Inc. must have been completed, and Merriman Capital, Inc. must be at market risk at the time of filing of the resale registration statement and irrevocably bound to purchase the securities for a set purchase price. As such, please provide us with your analysis as to whether the transactions contemplated under the February 23, 2015 advisory agreement constitute a completed private placement and whether Merriman Capital, Inc. is irrevocably bound to purchase the 105,000 shares of common stock. Please supplementally file a copy of the advisory agreement with your response.

3.   We note that the 591,613 shares underlying warrants to Merriman Capital, Inc. and the 212,526 shares underlying warrants to Taglich Brothers, Inc. were previously registered under file number 333-195210. We note further the disclosure on page 20 that you are "filing this registration statement to maintain the registered status of those shares underlying the Agent Warrants." Please advise if you are combining prospectuses in reliance on Rule 429 under the Securities Act. If so, confirm that there are no other shares outstanding under registration statement file number 333-195210 and provide the disclosure called for by Rule 429(b).

Selling Shareholders, page 9

4.   Please note that any selling shareholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to Merriman Capital, Inc. and Taglich Brothers, Inc., state whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

Exhibit 5.1

5.   We note that 105,000 shares of common stock have been issued and set aside subject to certain contingencies. Please revise to include an assumption that the investors will actually pay in full all amounts that they have agreed to pay to purchase the securities. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Scott Doney, Esq.
The Doney Law Firm